____________________________________________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________________________________________________________________________________________
FORM 6-K

____________________________________________________________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2021
Commission File Number: 001-35052

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Adecoagro S.A.
(Translation of registrant’s name into English)

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Vertigo Naos Building 6,
Rue Eugene Ruppert,
L-2453, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No   ☒
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes  ☐            No   ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

____________________________________________________________________________________________________________

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2021.

On November 10, 2021, the registrant issued a press release pertaining to its results of operations for the nine month period ended September 30, 2021 (the “Release”). Registrant hereby furnishes the attached copy of the Release to the Securities and Exchange Commission. The financial and operational information contained in the Release is based on unaudited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby including cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) the length and severity of the novel coronavirus (COVID_19) outbreak; (iv) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (v) the implementation of the registrant’s business strategy; (vi) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vii) the implementation of the registrant’s financing strategy and capital expenditure plan; (viii) the maintenance of the registrant’s relationships with customers; (ix) the competitive nature of the industries in which the registrant operates; (x) the cost and availability of financing; (xi) future demand for the commodities the registrant produces; (xii) international prices for commodities; (xiii) the condition of the registrant’s land holdings; (xiv) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xv) the performance of the South American and world economies; and (xvi) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By /s/ Carlos A. Boero Hughes

Name: Carlos A. Boero Hughes

Title: Chief Financial Officer and Chief Accounting Officer

Date: November 10, 2021

	Adecoagro reported Adjusted EBITDA of $157.0 million in 3Q21 and $367.6 million in 9M21, 53.7% and 50.4% higher year-over-year, respectively.

3Q21 Earning Release Conference Call

English Conference Call	Luxembourg, November 10, 2021 - Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), a sustainable production company in South America, announced today its results for the third quarter ended September 30, 2021. The financial information contained in this press release is based on unaudited condensed consolidated interim financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS) except for Non - IFRS measures. Please refer to page 37 for a definition and reconciliation to IFRS of the Non - IFRS measures used in this earnings release.
November 12, 2021
8 a.m. (US EST)
10 a.m. (Buenos Aires and Sao Paulo time)
2 p.m. (Luxembourg)

Tel: +1 (412) 317-6366	Highlights

Participants calling from other countries outside the US	Financial & Operating Performance
	$ thousands	3Q21	3Q20	Chg %	9M21	9M20	Chg %
Tel: +1 (844) 435-0324	Gross Sales	316,952	237,991	33.2%	777,178	580,263	33.9%
Participants calling from the US	Net Sales (1)	308,433	232,343	32.7%	757,683	564,900	34.1%
	Adjusted EBITDA (2)
Investor Relations	Farming & Land Transformation	24,763	20,651	19.9%	113,360	85,506	32.6%
Charlie Boero Hughes	Sugar, Ethanol & Energy	138,088	86,406	59.8%	269,828	172,720	56.2%
CFO	Corporate Expenses	(5,856)	(4,929)	n.a	(15,609)	(13,786)	n.a
Victoria Cabello	Total Adjusted EBITDA	156,995	102,128	53.7%	367,579	244,440	50.4%
IR Manager	Adjusted EBITDA Margin (2)	50.9%	44.0%	15.8%	48.5%	43.3%	12.1%
	Net Income	36,963	20,267	82.4%	71,964	(46,238)	n.a
	Adjusted Net Income (4)	59,153	37,833	56.4%	99,855	101,482	(1.6)%
Email	Farming Planted Area (Hectares)	262,110	237,806	10.2%	262,110	237,806	10.2%
ir@adecoagro.com	Sugarcane Plantation Area (Hectares)	184,349	174,764	5.5%	184,349	174,764	5.5%
	Adjusted Net Income per Share	0.52	0.32	62.8%	0.89	0.86	2.5%

• Net Sales reached $757.7 million during 9M21, 34.1% higher year-over-year.

• Adjusted EBITDA(3) in the Sugar, Ethanol & Energy segment registered a year-over-year growth of 56.2% during 9M21 while the Farming & Land Transformation segment grew 32.6% during the same period.

Website:
www.adecoagro.com

(1) Net Sales are equal to Gross Sales minus sales taxes related to sugar, ethanol and energy.
(2) Please see “Reconciliation of Non-IFRS measures” starting on page 37 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/(Loss). Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation of PP&E, and amortization of intangible assets plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.
(3) Adjusted EBITDA margin excluding third party commercialization activities is defined as the consolidated Adjusted EBITDA net of the Adjusted EBITDA generated by the commercialization of third party sugar, grains and energy, divided by consolidated gross sales net of those generated by the commercialization of third party sugar, grains and energy. We net third party commercialization results to highlight the margin generated by our own production.
(4) Please see “Reconciliation of Non-IFRS measures” starting on page 37 for a reconciliation of Adjusted Net Income. We define Adjusted Net Income as (i) Profit/(Loss) of the period year, plus (ii) any non cash finance costs resulting from foreign exchange losses for such period, which breakdown composed both Exchange Differences and Cash Flow Hedge Transfer from Equity, net of the related income tax effects plus (iii) gains or losses from disposals of non controlling interests in subsidiaries whose main underlying asset is farmland, which are relieved in our Shareholders Equity under the line item. "Reserve from the sale of non-controlling interests in subsidiaries plus (iv) the reversal of the aforementioned income tax effect, plus (v) the inflation accounting effects, plus (vi) the revaluation results from the hectares held as investment property.

Financial & Operational Performance Highlights

◦In our Sugar, Ethanol & Energy business, Adjusted EBITDA reached $138.1 million in 3Q21, 59.8%, or $51.7 million higher compared to the same period of last year. Crushing volume was only 0.2 million tons lower compared to 3Q20, despite lower than expected agricultural productivity indicators caused by the frost that affected Brazil's main productive areas during June and July. This achievement was possible as we increased harvested area and the amount of cane purchased from third parties, in addition to speeding up harvesting activities to minimize the weather impact. Price scenario for sugar, ethanol and energy continued to improve as the market factored in the impact of the frost and of the dry weather in Center-South Brazil. 3Q21's financial results were positively impacted by (i) a $36.0 million year-over-year increase in net sales mainly driven by an increase in the price of all three products, coupled with (ii) our strategy of extracting the highest value per ton crushed by maximizing production of the product with the highest marginal contribution (55% of total TRS produced was diverted to ethanol, especially anhydrous ethanol); (iii) our strategy of increasing energy production to capture high spot prices; and (iv) a $20.0 million year-over-year gain in the mark-to-market of our harvested cane led by an increase in Consecana prices of 67.0%. These positive effects were partially offset by a $25.2 million increase in cost mostly explained by (i) an increase in harvested area; (ii) an increase in the price of fuel and lubricants among other inputs and (iii) higher purchased volume of third party cane, bagasse and wood chips. During the quarter we sold 255.8 thousand CBios at an average price of 46 BRL/CBio (approximately $8.7/CBio). End of period stocks amounted to $135.1 million, marking a 2.3x year-over-year increase, led by our commercial strategy to carry stocks towards year end in order to benefit from higher expected prices.

On a year-to-date basis, Adjusted EBITDA reached $269.8 million, 56.2% higher compared to the same period of last year. Higher results were explained by (i) a 60.0% increase in net sales driven by higher average selling prices measured in U.S. dollars for all three products and higher selling volume of ethanol and energy; (ii) a 1.1 million ton increase in crushing volume; coupled with (iii) a $39.8 million gain derived from the mark-to-market of our sugarcane, mainly related to harvested cane (realized margin). This was partially offset by an increase in costs combined with a $23.4 million loss in our commodity hedge position and by a $9.4 million increase in selling expenses in line with the increase in sales.

◦Adjusted EBITDA in the Farming and Land Transformation businesses stood at $24.8 million in 3Q21 and at $113.4 million in 9M21 marking an year-over-year increase of 19.9% and 32.6%, respectively. Solely focusing on the Farming business, results stood at $23.9 million in 3Q21 and $107.8 million in 9M21, marking a year-over-year increase of 30.6% and 55.7%, respectively.

Adjusted EBITDA in our Crops segment was $13.7 million in 3Q21, $7.9 million higher compared to the same period of last year. This was explained by (i) an increase in average selling prices ($127/Mt increase in the case of soybean and $71/Mt in the case of corn), coupled with a year-over-year gain in the mark-to-market of our biological asset on account of an increase in hectares, yield and prices. This was partially offset mostly by an increase in costs driven by inflation of the Argentine Peso being higher than currency depreciation - inflation in U.S. dollar terms -. Year-to-date Adjusted EBITDA amounted to $47.9 million, 89.5% or $22.6 million higher compared to 9M20 also mostly explained by a year-over-year gain in the mark-to-market of our biological asset on account of an increase in prices. End of period stocks were 2.3x higher than in 9M20 amounting to over $50 million mainly as a consequence of our commercial strategy to carry stock in order to benefit from higher expected prices.

Adjusted EBITDA in the Rice business reached $2.8 million during 3Q21 marking a 54.2% decrease compared to 3Q20 as a consequence of higher costs, in particular logistic costs, driven by inflation in U.S. dollar terms. However, during 9M21 Adjusted EBITDA stood at $40.7 million, 37.9% or $11.2 million higher than during 9M20. The positive financial performance was mostly explained by an increase in yields (record high of 7.8 Mt/Ha), area and prices, which led to a year-over-year gain in the value of our biological asset and agricultural produce. This was mostly captured during the first quarter of the year which is when the crop is harvested. We successfully achieved these results due to our continuous focus on (i) productivity as the key variable to minimize costs per ton, (ii) rice quality to improve industrial efficiencies; and (iii) efficiency throughout the value chain by focusing on synergies at every level. Improvements achieved were possible as a result of the investments we made at the farm and industry level and improvements to the consolidation and maturity of our operational teams.

The Dairy business generated an Adjusted EBITDA of $7.2 million during 3Q21 and $19.3 million during 9M21, an increase of 13.5% and 32.6% compared to the same period of last year, respectively. In both cases, higher results were explained by (i) an increase in gross sales coupled with (ii) our continuous focus on achieving efficiencies in our vertically integrated operations and increasing our productivity levels in every stage of the value chain. Results were partially offset by the higher cost of feed on account of higher commodity prices and the higher cost of raw milk. Once (i) interest expenses and (ii) the foreign exchange loss related to the financial debt are taken into account, the year-to-date result of the Dairy business decreased to negative $10.2 million.

◦Net Income amounted to $37.0 million during 3Q21 and to $72.0 million during 9M21, marking a year-over-year gain of $16.7 million and $118.2 million, respectively. This was mostly explained by the year-over-year increase in Adjusted EBITDA generation.

◦Adjusted Net Income in 3Q21 reached $59.2 million, $21.3 million higher than in 3Q20. Adjusted Net Income excludes, (i) any non-cash result derived from bilateral exchange variations; (ii) any revaluation resulting from the hectares held as investment property; (iii) any inflation accounting result; and includes (iv) any gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland (the latter is already included in Adj. EBITDA). We believe Adjusted Net Income is a more appropriate metric to reflect the Company´s performance.

Adjusted Net Income
$ thousands	3Q21	3Q20	Chg %	9M21	9M20	Chg %
Net Income/(Loss)	36,963	20,267	82.4%	71,964	(46,238)	n.a
Foreign exchange losses/(gains), net	10,504	11,224	(6.4)%	(9,611)	124,185	(107.7)%
Cash flow hedge - transfer from equity	17,132	11,494	49.1%	43,707	24,629	77.5%
Inflation Accounting Effects	(4,582)	(4,776)	(4.1)%	(8,219)	(7,541)	9.0%
Revaluation Result - Investment Property	(864)	(376)	129.8%	2,014	(1,561)	n.a
Revaluation surplus of farmland sold	—	—	n.a	—	8,008	(100.0)%
Adjusted Net Income	59,153	37,833	56.4%	99,855	101,482	(1.6)%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 37 for a reconciliation of Adjusted Net Income.

Remarks

Distribution policy

◦Adecoagro announces the implementation of a distribution policy as of January 1, 2022. The Company intends to distribute to shareholders annually a minimum of 40% of the Adjusted Free Cash Flow from Operations(1) generated during the previous year.

The Distribution Policy shall consist of a minimum cash dividend payable on the Company’s outstanding common stock in the aggregate amount of $30 million per year, in addition to share repurchases under the Company’s existing share repurchase program from time to time as deemed appropriate.

Dividend payments are intended to be made in two installments in May and November of each year.

Any dividend distribution is subject to the conditions of applicable law and approval of Adecoagro´s shareholders.

Further details of our distribution policy will be communicated in our 4Q21 Earnings Release report.

(1) We define Adjusted Free Cash Flow from Operations as (i) net cash generated from operating activities net of the combined effect of the application of IAS 29 and IAS 21 less (ii) net cash used in investing activities net of the combined effect of the application of IAS 29 and IAS 21, less (iii) interest paid net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, plus (iv) proceeds from the sale of non-controlling interest in subsidiaries; less (v) lease payments; less (vi) dividends paid to non-controlling interest plus (vii) expansion capital expenditures.

Share repurchase program update

◦Adecoagro is generating positive cash flow in a structural way and, as stated in past releases, cash distribution is a priority for capital allocation. As previously communicated, the preferred vehicle to distribute cash to shareholders during 2021 has been share repurchases under our buyback program. Throughout the year we effectively completed our 2020/21 buyback program by repurchasing 5% of our outstanding shares, and have since started repurchasing shares under our 2021/22 program. In this line, during the first ten months of the year we have purchased over 6 million shares at an average price of $9.21 per share, totaling $56.9 million. Going forward we expect to continue repurchasing shares, in line with our commitment to generate long term value for our shareholders.

Independent farmland appraisal report

◦As of September 30, 2021, Cushman & Wakefield (C&W) updated its independent appraisal of Adecoagro's farmland. Adecoagro held 240,243 hectares valued by C&W at $759.6 million. Net of minority interests, Adecoagro's land portfolio consists of 219,850 hectares valued at $709.8 million. On a comparable basis, current valuation of our land portfolio represents a year-over-year increase of 2.4%.

Anhydrous ethanol production

◦In line with our strategy to maximize production of the product with the highest marginal contribution, 63.1% of total ethanol production during 3Q21 was anhydrous ethanol. This enabled us to capture high market prices during the quarter as anhydrous ethanol traded at a sugar equivalent price of 21.2 cts/lb on average, marking a 13.2% premium to sugar and a 16.0% premium to hydrous ethanol. The 37.7% increase in anhydrous ethanol production compared to 3Q20 was possible thanks to (i) our open hedge position which provided us with the necessary flexibility as sugar commitments were low; and to (ii) the inauguration of our molecular sieve in Ivinhema which increased by 50% our dehydration capacity. This project entailed a minor investment of approximately $4.0 million, had an internal rate of return of over 150%, and a payback period of less than one year. The increase in our dehydration capacity serves as a commercial tool, enhances the efficiency and sustainability of our operations and heightens our production flexibility. Combined with our high ethanol storage capacity, it enables us to carry-over stocks and places us in a solid position to continue to benefit from higher expected prices. In this line, we were able to profit from anhydrous prices trading at a 10-year-high by beginning of 4Q21, capturing prices over 24.0 cts/lb.

Operational Performance
2020/21 Harvest Year

Farming Production Data
Planting & Production	Planted Area (hectares)			2020/21 Harvested Area			Yields (Tons per hectare)
	2020/21	2019/20	Chg %	Hectares	% Harvested	Production	2020/21	2019/20	Chg %
Soybean	36,975	47,011	(21.3)%	36,975	100.0%	103,507	2.8	2.7	2.6%
Soybean 2nd Crop	31,340	26,674	17.5%	31,340	100.0%	69,462	2.2	2.0	11.6%
Corn (1)	46,904	54,376	(13.7)%	46,904	100.0%	276,632	5.9	5.9	—%
Corn 2nd Crop	9,663	7,309	32.2%	9,663	100.0%	50,532	5.2	6.0	(13.1)%
Wheat (2)	44,392	32,799	35.3%	44,392	100.0%	122,749	2.8	3.2	(13.0)%
Sunflower	16,164	6,818	137.1%	16,164	100.0%	28,436	1.8	1.9	(5.2)%
Cotton	3,519	4,461	(21.1)%	3,519	100.0%	1,771.6	0.5	0.3	50.7%
Peanut	26,123	16,814	55.4%	26,123	100.0%	77,891	3.0	3.3	(9.9)%
Other (3)	2,747	—	n.a.	2,747	100.0%	2,353	0.9	—	n.a.
Total Crops	217,828	196,262	11.0%	217,828	100.0%	733,334
Rice	44,282	41,544	6.6%	44,282	100.0%	346,685	7.8	6.7	16.8%
Total Farming	262,110	237,806	10.2%	262,110	100.0%	1,080,019
Owned Croppable Area	111,009	105,883	4.8%
Leased Area	109,178	97,367	12.1%
Second Crop Area	41,924	34,556	21.3%
Total Farming Area	262,110	237,806	10.2%
	Milking Cows (Average Heads)			Milk Production (MM liters)			Productivity (Liters per cow per day)
Dairy	3Q21	3Q20	Chg %	3Q21	3Q20	Chg %	3Q21	3Q20	Chg %
Milk Production	13,346	11,283	18.3%	45.3	38.7	16.9%	36.9	37.3	(1.1)%

(1) Includes sorghum.
(2) Includes barley.
(3) Includes chia, sesame and pinto beans.

As of the end of October 2021, we harvested 262,110 hectares and produced over one million tons of aggregate grains, successfully completing 2020/21 harvest season. We are currently engaged in planting activities for 2021/22 harvest season, observing normal weather conditions. We expect to plant 282,880 hectares, 7.9% higher than the previous harvest season.

2021/22 Planting Plan
Planting & Production	Planting Plan (hectares)			2021/22 Planting Progress
	2021/22	2020/21	Chg %	Hectares	% Planted
Soybean	43,589	36,975	17.9%	2,347	5.4%
Soybean 2nd Crop	32,622	31,340	4.1%	—	—%
Corn (1)	49,406	46,904	5.3%	18,465	37.4%
Corn 2nd Crop	9,258	9,663	(4.2)%	—	—%
Wheat (2)	46,345	44,392	4.4%	46,345	100.0%
Sunflower	21,442	16,164	32.6%	8,117	37.9%
Cotton	7,281	3,519	106.9%	200	2.7%
Peanut	22,196	26,123	(15.0)%	6,030	27.2%
Other (3)	1,623	2,747	(40.9)%	—	—%
Total Crops	233,761	217,828	7.3%	81,503	34.9%
Rice	49,119	44,282	10.9%	19,113	38.9%
Total Farming	282,880	262,110	7.9%	100,615	35.6%
Owned Croppable Area	107,499	111,009	(3.2)%
Leased Area	127,426	109,178	16.7%
Second Crop Area	47,956	41,924	14.4%
Total Farming Area	282,880	262,110	7.9%

(1) Includes sorghum.
(2) Includes barley.
(3) Includes chia, sesame, potato.

Farming & Land Transformation Financial Performance

Farming & Land transformation business - Financial highlights
$ thousands	3Q21	3Q20	Chg %	9M21	9M20	Chg %
Gross Sales
Farming	159,580	119,483	33.6%	379,560	328,643	15.5%
Total Sales	159,580	119,483	33.6%	379,560	328,643	15.5%
Adjusted EBITDA (1)
Farming	23,902	18,305	30.6%	107,768	69,223	55.7%
Land Transformation	861	2,346	(63.3)%	5,592	16,283	(65.7)%
Total Adjusted EBITDA (1)	24,763	20,651	19.9%	113,360	85,506	32.6%
Adjusted EBIT (1)
Farming	18,184	13,563	34.1%	91,649	55,026	66.6%
Land Transformation	861	2,346	(63.3)%	5,592	8,275	(32.4)%
Total Adjusted EBIT (1)	19,045	15,909	19.7%	97,241	63,301	53.6%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 37 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation and amortization plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.
Adjusted EBITDA in the Farming and Land Transformation businesses reached $24.8 million in 3Q21, marking an increase of 19.9% or $4.1 million compared to the same period of last year. Year-to-date Adjusted EBITDA reached $113.4 million during 9M21, marking an increase of 32.6% or $27.9 million compared to 9M20. The increase in financial performance both during the quarter as well as during the nine month period, was fully explained by the Farming business which marked an year-over-year increase of $5.6 million and $38.5 million, respectively. The Land Transformation business had little gain as no farm sales were conducted during the year, as opposed to 9M20.

Adjusted EBITDA in our Crops segment was $13.7 million in 3Q21, $7.9 million higher compared to the same period of last year. This was explained by an increase in gross sales led by higher average selling prices, coupled with a year-over-year gain of $8.4 million in the mark-to-market of our biological asset on account of an increase in hectares, yield and prices. This was partially offset by (i) an increase in costs driven by inflation of the Argentine Peso being higher than currency depreciation - inflation in U.S. dollar terms -; (ii) an increase in selling expenses of $1.9 million due to an increase in logistic costs; and (iii) a net loss of $1.0 million in the mark-to-market of our inventories on account of inflation in U.S. dollar terms. Year-to-date Adjusted EBITDA amounted to $47.9 million, 89.5% or $22.6 million higher compared to 9M20. This was mainly explained by (i) a year-over-year gain of $22.9 million in the mark-to-market of our biological asset on account of an increase in prices. End of period stocks were 2.3x higher than in 9M20 amounting to over $50 million mostly as a consequence of our commercial strategy to carry stock in order to benefit from higher expected prices.

Adjusted EBITDA in the Rice business reached $2.8 million during 3Q21 marking a 54.2% decrease compared to 3Q20 as a consequence of higher costs, in particular logistic costs, driven by inflation in U.S. dollar terms. However, during 9M21 Adjusted EBITDA stood at $40.7 million, 37.9% or $11.2 million higher than during 9M21. The positive financial performance was mostly explained by an increase in yields which stood at 7.8 Tn/Ha, area and prices which led to a year-over-year increase in the value of our biological asset and agricultural produce of $18.2 million during 9M21. This was mostly captured during the first quarter of the year which is when the crop is harvested. We successfully achieved these results due to our continuous focus on (i) productivity as the key variable to minimize costs per ton, (ii) rice quality to improve industrial efficiencies; and (iii) efficiency throughout the value chain by focusing on synergies at every level. Improvements achieved were possible as a result of the investments we made at the farm and industry level and improvements to the consolidation and maturity of our operational teams.

The Dairy business generated an Adjusted EBITDA of $7.2 million during 3Q21 and $19.3 million during 9M21, an increase of 13.5% and 32.6% compared to the same period of last year, respectively. In both cases, the higher results were explained by (i) an increase in gross sales driven both by an increase in sales volume and an increase in average prices as we increased the mix of higher value added products; and (ii) our continuous focus on achieving efficiencies in our vertically integrated operations and increasing our productivity levels in every stage of the value chain. Results were partially offset by (i) the higher cost of feed on account of higher commodity prices; (ii) higher cost of raw milk and (iii) higher logistic costs, accentuated by an inflation in dollar terms.

However, once (i) interest expenses and (ii) the foreign exchange loss related to the financial debt are taken into account, the year-to-date result of the Dairy business decreased to negative $10.2 million.

Crops Segment

Crops - Highlights
	metric	3Q21	3Q20	Chg %	9M21	9M20	Chg %
Gross Sales	$ thousands	76,145	54,680	39.3%	162,973	140,222	16.2%
	tons	232,499	229,840	1.2%	481,263	576,897	(16.6)%
	$ per ton	327.5	237.9	37.7%	338.6	243.1	39.3%
Adjusted EBITDA	$ thousands	13,696	5,810	135.7%	47,872	25,266	89.5%
Adjusted EBIT	$ thousands	12,065	4,359	176.8%	43,277	21,174	104.4%
Planted Area	hectares	262,110	237,806	10.2%	262,110	237,806	10.2%

Gross sales in our Crops segment amounted to $76.1 million during 3Q21, 39.3% higher compared to the same period of last year. This was mostly explained by a 37.7% increase in average selling prices, driven by an increase in commodity prices. This enabled us to capture an additional $127/Mt in the case of soybean and $71/Mt in the case of corn. The increase in average price also included an 8.1% increase in peanut prices. In the case of sunflower, we did capture higher prices compared to 3Q20 but average prices decreased 21.5% due to a change in mix. In order to capture an additional revenue stream and cater to new markets, we increased our selling volume by producing bakery sunflower in addition to confectionary sunflower.
On a nine month basis gross sales in our Crops segment totaled $163.0 million, 16.2% higher compared to 9M20 driven by a 39.3% increase in average selling prices which fully offset the 16.6% reduction in selling volumes. During 9M21 the volume of marketable inventories was 2.3x higher than in 9M20 mostly as a consequence of our commercial strategy to carry stock in order to benefit from higher expected prices.
Adjusted EBITDA in our Crops segment was $13.7 million in 3Q21, $7.9 million or 135.7% higher compared to the same period of last year. This was explained by an increase in gross sales coupled with a year-over-year gain of $8.4 million in the mark-to-market of our biological asset, mainly late corn, on account of an increase in hectares, yield and prices. This was partially offset by (i) an increase in costs driven by inflation of the Argentine Peso being higher than currency depreciation - inflation in U.S. dollar terms -; (ii) an increase in selling expenses of $1.9 million due to an increase in logistic costs; and (iii) a net loss of $1.0 million in the mark-to-market of our inventories on account of inflation in U.S. dollar terms.

Year-to-date Adjusted EBITDA amounted to $47.9 million, 89.5% or $22.6 million higher compared to 9M20. This was mainly explained by (i) a year-over-year gain of $22.9 million in the mark-to-market of our biological asset on account of an increase in prices coupled with (ii) an year-over-year gain of $8.7 million in our commodity hedge position mainly explained by a loss in corn hedges in 1Q20. This was partially offset by an inflation in U.S. dollar terms which generated a loss in the the mark-to-market of our inventories.

Crops - Gross Sales Breakdown
	Amount ($ '000)			Volume			$ per unit
Crop	3Q21	3Q20	Chg %	3Q21	3Q20	Chg %	3Q21	3Q20	Chg %
Soybean	15,202	14,224	6.9%	44,628	66,526	(32.9)%	341	214	59.3%
Corn (1)	29,022	18,257	59.0%	139,223	132,755	4.9%	208	138	51.6%
Wheat (2)	5,693	2,179	161.3%	25,903	11,738	120.7%	220	186	18.4%
Sunflower	5,137	3,992	28.7%	6,402	4,555	40.5%	802	876	(8.4%)
Cotton Lint	—	710	(100.0)%	—	654	(100.0)%	n.a	1,085	n.a.
Peanut	19,304	14,269	35.3%	15,619	12,477	25.2%	1,236	1,144	8.1%
Others	1,787	1,049	70.4%	724	1,135	(36.2)%
Total	76,145	54,680	39.3%	232,499	229,840	1.2%

Crops - Gross Sales Breakdown
	Amount ($ '000)			Volume			$ per unit
Crop	9M21	9M20	Chg %	9M21	9M20	Chg %	9M21	9M20	Chg %
Soybean	45,378	42,899	5.8%	135,328	182,810	(26.0)%	335	235	42.9%
Corn (1)	47,621	43,336	9.9%	230,855	302,813	(23.8)%	206	143	44.1%
Wheat (2)	13,035	8,849	47.3%	61,893	48,754	27.0%	211	182	16.0%
Sunflower	12,836	9,120	40.7%	18,123	11,553	56.9%	708	789	(10.3%)
Cotton Lint	—	892	n.a.	—	806	n.a.	n.a	1,106	n.a.
Peanut	39,701	30,998	28.1%	32,284	28,735	12.4%	1,230	1,079	14.0%
Others	4,402	4,128	6.6%	2,780	1,426	95.0%
Total	162,973	140,222	16.2%	481,263	576,897	(16.6)%

(1) Includes sorghum.
(2) Includes barley.

The table below shows the gains and losses from crop production generated during the first nine months of 2021. A total of 169,429 hectares were harvested in the 2020/21 crop season while for the 2021/22 crop season 62,413 hectares have been planted. As of September 30, 2021, total Changes in Fair Value, which reflect the margin of both the crops that have already been harvested and the expected margin of those that are still on the ground with significant biological growth, was $52.8 million, compared to $29.6 million generated during the same period of last year. The main driver for the increase in margins was the increase in commodity prices, especially soybean and corn.

Crops - Changes in Fair Value Breakdown - as of September 30, 2021
9M21	metric	Soy	Soy 2nd Crop	Corn	Corn 2nd Crop	Wheat	Sunflower	Cotton	Peanut	Total

2020/21 Harvest Year
Total Harvested Area	Hectares	41,065	30,350	18,925	1,476	43,496	16,164	1,379	16,574	169,429
Area harvested in previous periods	Hectares	—	—	—	—	42,996	—	—	—	42,996
Area harvested in current period	Hectares	41,065	30,350	18,925	1,476	500	16,164	1,379	16,574	126,433
Changes in Fair Value 9M21 from harvested area 2020/21	$ thousands	13,375	9,888	18,785	1,465	(544)	2,925	1,388	5,513	52,797

2021/22 Harvest Year
Total planted area	Hectares			11,323		51,090				62,413
Area planted in initial growth stages	Hectares									—
Area planted with significant biological growth	Hectares					22,727				22,727
Changes in Fair Value 9M21 from planted area 2021/22	$ thousands					2				2
Total Changes in Fair Value in 9M21	$ thousands	13,375	9,888	18,785	1,465	(541)	2,925	1,388	5,513	52,800

Rice Segment

Rice - Highlights
	metric	3Q21	3Q20	Chg %	9M21	9M20	Chg %
Gross Sales	$ thousands	31,687	26,583	19.2%	90,501	84,469	7.1%
Sales of white rice	thousand tons	48	41	17.5%	143	155	(7.6)%
	$ per ton	540	499	8.3%	537	456	17.8%
	$ thousands	25,931	20,391	27.2%	76,696	70,470	8.8%
Sales of By-products	$ thousands	5,756	6,192	(7.0)%	13,805	13,999	(1.4)%
Adjusted EBITDA	$ thousands	2,797	6,101	(54.2)%	40,732	29,535	37.9%
Adjusted EBIT	$ thousands	762	4,437	(82.8)%	34,936	24,339	43.5%
Area under production	hectares	44,282	41,544	6.6%	44,282	41,544	6.6%

Rice Mills
Total Processed Rough Rice(1)	thousand tons	49	43	15.8%	160	155	3.7%
Ending stock - White Rice	thousand tons	48	18	162.3%	48	18	162.3%
(1) Expressed in white rice equivalent.

Gross sales during 3Q21 reached $31.7 million, $5.1 million or 19.2% higher compared to the same period of last year. This was mainly explained by a 17.5% increase in selling volume driven by higher sales into the export market, coupled with an 8.3% increase in average selling prices. To diversify our product portfolio we continuously work on improving our product genetics and producing enhanced seeds at our own seed unit, taking into consideration customers’ needs, our own mills efficiencies, and adaptability to the farm. This enables us to capture premiums in prices which boost our average selling prices. We have been able to enter into new markets and increase our mix of higher value added products by increasing our product offering of variety rice and tailor-made products traceable from the farm to the fork.

On a nine month basis gross sales totaled $90.5 million, $6.0 million or 7.1% higher compared to 9M20. This was fully explained by an increase of $80/Mt in average selling prices, partially offset by a 7.6% reduction in selling volumes. End of period stocks increased 162.3% compared to the previous year fully explained by the pace of large shipments. The increase in marketable inventories will be offset during the last quarter of the year when more shipments are expected to depart.

Adjusted EBITDA reached $2.8 million during 3Q21 marking a 54.2% decrease compared to 3Q20 as a consequence of higher costs, in particular logistic costs, driven by inflation in U.S. dollar terms. Year-to-date Adjusted EBITDA stood at $40.7 million, 37.9% or $11.2 million higher than during 9M21.The positive financial performance was mostly explained by an increase in yields, area and prices which led to a year-over-year increase in the value of our biological asset and agricultural produce of $18.2 million during 9M21. This was mostly captured during the first quarter of the year which is when the crop is in its growth stage and is harvested.

We achieved these results due to our continuous focus on (i) productivity as the key variable to minimize costs per ton, (ii) rice quality to improve industrial efficiencies; and (iii) efficiency throughout the value chain by focusing on synergies at every level. Improvements achieved were possible as a result of the investments we have done at the farm and industry level, and of the consolidation and experience of our operational teams. During the 20/21 campaign, yields stood at 7.8 Tn/Ha, marking a record high and thus allowing us to reduce costs per ton. The drivers of these better results are, among others (i) the implementation of zero level technology which reduces water consumption, increases yields by providing better germination, uniform irrigation and lower losses during harvest; (ii) the increasing use of our own machinery for planting and harvesting activities which increases efficiencies compared to the use of third parties; and (iii) the installment of an on-site dryer at Oscuro which makes our grain storage and handling more efficient, reduces transportation costs, and allows us to increase rice quality through optimal harvest timing. In addition to this, we continuously work on increasing conversion factors and enhancing efficiencies. Investments such as the construction of a parboil plant, allowed us to increase our processing volume and produce a higher value added product demanded both in the domestic and export market.

Dairy Segment

Dairy - Highlights
	metric	3Q21	3Q20	Chg %	9M21	9M20	Chg %
Gross Sales	$ thousands (1)	51,150	37,554	36.2%	124,635	102,698	21.4%
	million liters (2) (3)	121.1	100.2	20.9%	295.3	249.5	18.3%
Adjusted EBITDA	$ thousands	7,248	6,388	13.5%	19,324	14,575	32.6%
Adjusted EBIT	$ thousands	5,227	4,794	9.0%	13,691	9,771	40.1%
Milking Cows	average heads	13,346	11,283	18.3%	12,724	10,669	19.3%
Cow Productivity	liter/cow/day	36.9	37.3	(1.1)%	36.4	35.9	1.4%
Total Milk Produced	million liters	45.3	38.7	16.9%	126.4	104.9	20.5%
(1) Includes sales of processed dairy products, electricity and culled cows.
(2) Includes sales of fluid milk, powder milk and cheese.
(3) The difference between volume processed and volume sold is explained by the sale of raw milk to third parties.

During 3Q21 milk production at the farm level reached 45.3 million liters, 6.6 million liters or 16.9% higher compared to the same period of last year. This increase was mainly explained by the 18.3% increase in our dairy cow herd which reached an average of 13,346 milking cows during the quarter. Despite a minor reduction in productivity of 1.1%, it is important to highlight that this indicator remains at high levels even as we continue to grow our herd - Argentina's national average stands at approximately 20 liters per cow per day -. On a year-to-date basis, 126.4 million liters were produced in our four free-stalls, 20.5% higher year-over-year, driven by a 19.3% increase in cow herd coupled with a 1.4% increase in productivity.
At the industry, we processed 96.4 million liters of raw milk during the quarter, 15.6% higher compared to the same period of last year. Out of the total processed volume, approximately 37% was sourced from our dairy farm operations while the balance was sourced from local producers in nearby areas or supplied by partners to whom we provide tolling services. During the first nine months of 2021 we processed 255.6 million liters, marking a 17.6% increase year-over-year. We continue working on product developments to cater both to the domestic and export market.

Adjusted EBITDA amounted to $7.2 million during 3Q21 and $19.3 million during 9M21, an increase of 13.5% and 32.6% compared to the same period of last year, respectively. In both cases, the higher results were explained by (i) an increase in gross sales driven both by an increase in sales volume and an increase in average prices as we increased the mix of higher value added products; and (ii) our continuous focus on achieving efficiencies in our vertically integrated operations and increasing our productivity levels in every stage of the value chain. Results were partially offset by (i) the higher cost of feed (soy pellets and corn silage) on account of higher commodity prices; (ii) higher cost of raw milk and (iii) higher logistic costs, accentuated by an inflation in dollar terms.

Adjusted EBIT amounted to $5.2 million in 3Q21 and $13.7 million during the first nine months of 2021. However, once interest expense and the foreign exchange loss related to the financial debt are taken into account, the year-to-date result of the business decreases to negative $10.2 million.

All Other Segments

All Other Segments - Highlights
	metric	3Q21	3Q20	Chg %	9M21	9M20	Chg %
Gross Sales	$ thousands	598	666	(10.2)%	1,451	1,254	15.7%
Adjusted EBITDA	$ thousands	161	6	2,583.3%	(160)	(153)	4.6%
Adjusted EBIT	$ thousands	130	(27)	n.a	(255)	(258)	(1.2)%
All Other Segments primarily encompass our cattle business. Our cattle segment consists of pasture land that is not suitable for crop production due to soil quality and is leased to third parties for cattle grazing activities.

Adjusted EBITDA for All Other Segment during 3Q21 was $161 thousand, marking a slight increase compared to 3Q20. On a nine month basis Adjusted EBITDA remained flat compared to 9M20.

Land transformation business

Land transformation - Highlights
	metric	3Q21	3Q20	Chg %	9M21	9M20	Chg %
Adjusted EBITDA	$ thousands	861	2,346	(63.3)%	5,592	16,283	(65.7)%
Adjusted EBIT	$ thousands	861	2,346	(63.3)%	5,592	8,275	(32.4)%
Land sold	Hectares	—	—	n.a	—	811	n.a
During 3Q21 Adjusted EBITDA in our Land Transformation business registered a 63.3% reduction compared to 3Q20. Even though no farm sales were conducted during either quarters, Adjusted EBITDA reflected the mark-to-market of an account receivable corresponding to the latest sale of farms in Brazil, which tracks the evolution of soybean prices. The lower year-over-year result reflects the negative impact in the the mark-to-market of a reduction in soybean prices compared to 3Q20. From an accounting perspective, this figure is captured in the Other Operating Income line of the Land Transformation segment.
During 9M21 Adjusted EBITDA in our Land Transformation business amounted to $5.6 million as it reflected a gain in the mark-to-market of the account receivable, due to an increase in soybean prices compared to 9M20. However, year-over-year Adjusted EBITDA decreased 65.7% mainly explained by the fact that during 9M20 we conducted the sale of 811 hectares of Abolengo farm, located in Argentina's Humid Pampas compared to no farm sales during 9M21.

Operational Performance

Sugar, Ethanol & Energy - Selected Information
	metric	3Q21	3Q20	Chg %	9M21	9M20	Chg %
Milling
Sugarcane Milled	tons	4,127,204	4,353,937	(5.2)%	9,687,950	8,576,345	13.0%
Own Cane	tons	3,785,417	4,058,089	(6.7)%	9,232,634	8,142,360	13.4%
Third Party Cane	tons	341,787	295,847	15.5%	455,316	433,985	4.9%
Production
TRS Equivalent Produced	tons	575,629	632,596	(9.0)%	1,321,603	1,157,312	14.2%
Sugar	tons	245,041	264,448	(7.3)%	535,378	471,417	13.6%
Ethanol	M3	185,507	208,791	(11.2)%	446,532	390,344	14.4%
Hydrous Ethanol	M3	68,421	123,775	(44.7)%	261,310	249,640	4.7%
Anhydrous Ethanol	M3	117,086	85,016	37.7%	185,222	140,704	31.6%
Sugar mix in production	%	45%	44%	1.8%	42%	43%	(0.6)%
Ethanol mix in production	%	55%	56%	(1.4)%	58%	57%	0.4%
Energy Exported (sold to grid)	MWh	263,020	252,918	4.0%	571,719	507,782	12.6%
Cogen efficiency (KWh sold per ton crushed)	KWh/ton	63.7	58.1	9.7%	59.0	59.2	(0.3)%
Agricultural Metrics
Harvested own sugarcane	tons	3,785,417	4,058,089	(6.7)%	9,232,634	8,142,360	13.4%
Harvested area	Hectares	63,898	49,843	28.2%	133,787	104,129	28.5%
Yield	tons/hectare	59	81	(27.2)%	69	78	(11.7)%
TRS content	kg/ton	132	142	(6.9)%	129	130	(0.8)%
TRS per hectare	kg/hectare	7,847	11,576	(32.2)%	8,889	10,157	(12.5)%
Mechanized harvest	%	99%	99.4%	(0.4)%	99.3%	99.4%	(0.1)%
Area
Sugarcane Plantation	hectares	184,349	174,764	5.5%	184,349	174,764	5.5%
Expansion & Renewal Area	hectares	5,469	5,657	(3.3)%	20,411	20,887	(2.3)%

During the end of June and July a cold front hit most of Brazil's key productive areas. Low temperatures caused severe frost damage on sugarcane plantations in various regions including Sao Paulo and Paraná states, as well as Mato Grosso do Sul and Minas Gerais. This resulted in a negative impact on yields, which were already affected by the dry weather observed during the year in the Center-South region of Brazil. In light of this, market estimates of Brazil's sugarcane supply were cut in as much as 15% by some analysts. While expectations at the beginning of the year pointed at a crushing volume of 590 million tons of sugarcane, current expectations range between 520-510 million tons (previous harvest year finished at 608 million tons). Evidently, the reduction in supply generated a positive impact in the prices of all three products, as will be seen throughout this section of the report.

During 3Q21 our crushing volume amounted to 4.1 million tons, presenting a reduction of only 0.2 million tons compared to 3Q20, despite the negative impact of the frost in our productivity indicators. Indeed, sugarcane yields during the quarter were 27.2% lower compared to the same period of last year reaching 59 tons per hectare, while TRS content presented a 6.9% reduction. This was fully explained by the adverse weather conditions, as most of the harvested area was cane below optimal growth stage. However, we extracted the highest value per ton crushed by maximizing production of the product with the highest marginal contribution. It is expected that productivity will return to normal levels as sugarcane continues to recover with precipitations (during the quarter, rains in our Cluster in Mato Grosso do Sul were 71.9% lower compared to 3Q20 and 69.6% below the 10-year average).

The reduction in agricultural productivity indicators - resulting in a 32.2% reduction in TRS production per hectare - was partially offset by a 28.2% increase in harvested area, by a 15.5% increase in cane purchased from third parties and by leasing third party harvesters to accelerate harvesting activities. By doing so, the reduction in crushing volume during the quarter was only 5.2%.

Year-to-date crushing reached 9.7 million tons, 1.1 million tons or 13.0% higher year-over-year. This increase was explained by the good cane availability and earlier start of crushing activities during 1Q21 compared with 1Q20 and by the favorable weather during 2Q21. Sugarcane yields during 9M21 were 69 tons per hectare, 11.7% lower compared to 9M20 and TRS content was flat at 129 kg/ton.

In line with our strategy to maximize production of the product with the highest marginal contribution, during 3Q21 we diverted 55% of our TRS to ethanol to profit from higher relative prices. During the quarter hydrous and anhydrous ethanol traded at cts/lb 19.2 and cts/lb 21.2, 2.8% and 13.2% premium to sugar, respectively. To further take advantage of price premiums, 63% of our total ethanol production was anhydrous ethanol, compared to 41% during 3Q20. This was possible thanks to the recent incorporation of our molecular sieve in Ivinhema which increased our dehydration capacity in 50%. Total production of both ethanol and sugar was 11.2% and 7.3% lower compared to 3Q20, respectively. As previously mentioned, this was explained by the lower production of TRS but was more than offset by an increase in prices.

On a year-to-date basis production mix was in line with 9M20, standing at 58% ethanol and 42% sugar, while volumes produced were 14.4% and 13.6% higher respectively, favored by a strong production during the first six months of the year. In 2021 we maximized sugar production during 1Q21 to benefit from higher relative prices and switched to ethanol during 2Q21 and 3Q21. The opposite was observed in 2020 when we maximized ethanol during 1Q20, then switched to sugar as ethanol prices plummeted in light of the pandemic, and went back to maximizing ethanol in 3Q20. This high degree in flexibility constitutes one of our most important competitive advantages, since it allows us to make a more efficient use of our fixed assets and profit from higher relative prices.

Exported energy during the quarter totaled 263 thousand MWh, 4.0% higher compared to the same period of 2020. Due to the prolonged period of dry weather in the Center-South region of Brazil, the level of water in the reservoirs (used to generate hydroelectric energy) was low, resulting in a hike in spot prices. To profit from this situation we increased our energy production through the use of (i) own and third party bagasse, (ii) wood chips purchased from third parties, and (iii) sugarcane straw ("palhas") collected from the field. On a nine month basis energy exported amounted to 572 thousand MWh, 12.6% higher than in 9M20 and in line with the increase in crushing volume.

As of September 30, 2021, our sugarcane plantation consisted of 184,349 hectares, 5.5% higher compared to the same period of last year. Sugarcane planting continues to be a key strategy to supply our mills with quality raw material at low cost. During 3Q21, we planted a total of 5,469 hectares of sugarcane. Of this total area, 24% or 1,306 hectares were expansion areas planted to supply our growing crushing capacity and 76% or 4,163 hectares, were areas planted to renew old plantations with newer and high-yielding sugarcane, thus allowing us to maintain the productivity of our plantation.

Financial Performance

Sugar, Ethanol & Energy - Highlights
$ thousands	3Q21	3Q20	Chg %	9M21	9M20	Chg %
Net Sales (1)(2)	148,853	112,860	31.9%	378,123	236,257	60.0%
Margin on Manufacturing and Agricultural Act. Before Opex	101,315	67,626	49.8%	218,791	117,567	86.1%
Adjusted EBITDA	138,088	86,406	59.8%	269,828	172,720	56.2%
Adjusted EBITDA Margin (3)	92.8%	76.6%	21.2%	71.4%	73.1%	(2.4)%
(1) Net Sales are calculated as Gross Sales net of sales taxes.
Please see “Reconciliation of Non-IFRS measures” starting on page 37 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss.
(2) Net Sales in 9M21 include $9.4 million corresponding to the sale of 23.3 thousand tons of soybean planted as cover crop during the implementation of the agricultural technique known as meiosis. No soybean sales were registered in 3Q21. Meiosis is based on planting 2 lines called “mother lines” for every 8 lines left unplanted. Once the sugarcane in the mother lines grow and the cut is made, it is used as muda for the remaining 8 lines. As 20% of the sugarcane is planted first, it is 1 year older than the 80% balance, allowing for cover crops to be planted in the meantime. Planting harvestable cover crops results in lower sugarcane production costs, greater planting efficiency and the potential to monetize additional sales.
(3) The higher-than-normal EBITDA margin figure for 3Q21 is explained by the fact that it includes the farming margin captured by the harvest of cane (at a Consecana price 67% higher than in 3Q20) but the cost of final product does not include our carry over stock as it has not been sold yet (165.1 thousand tons of sugar and 185.6 thousand m3 of ethanol). Costs will flow to results once production is sold.
Net sales in 3Q21 reached $148.9 million, 31.9% higher compared to 3Q20. This increase was driven by the higher selling volumes of ethanol and energy and by the higher average selling prices of sugar, ethanol and energy (measured both in BRL as well as in U.S. dollars). On a year-to-date basis, net sales reached $378.1 million marking a 60.0% increase, mostly explained by the higher average selling prices of all three products and the higher selling volumes of ethanol and energy.

Adjusted EBITDA during 3Q21 was $138.1 million, $51.7 million or 59.8% higher compared to 3Q20. This was mainly explained by (i) a $36.0 million year-over-year increase in net sales coupled with (ii) a $20.0 million year-over-year gain in the mark-to-market of our harvested cane led by an increase in Consecana prices of 67.0% which fully offset the 5.2% reduction in volume. The increase in Adjusted EBITDA was partially offset by a $25.2 million increase in cost mainly explained by (i) a 28.2% increase in harvested area to make up for the lower productivity of the cane which resulted in higher salaries, higher use of diesel and higher maintenance cost, among others, as well as by (ii) the higher purchased volume of third party cane, bagasse and wood chip.

During 9M21 adjusted EBITDA reached $269.8 million, 56.2% or $97.1 million higher than during the same period of last year. Higher results were explained by (i) a 60.0% increase in net sales, coupled with (ii) a $39.7 million gain derived from the mark-to-market of our sugarcane, mostly related to harvested cane. This was partially offset by an increase in cost combined with a $23.7 million loss in our commodity hedge position and a $8.8 million increase in selling expenses in line with the increase in sales. End of period stocks amounted to over $135 million, marking a 2.3x increase year-over-year, led by our commercial strategy to carry over stocks in order to benefit from higher expected prices.

The table below reflects the breakdown of net sales for the Sugar, Ethanol & Energy business.

Sugar, Ethanol & Energy - Net Sales Breakdown (1)
	$ thousands				Units			($/unit)
	3Q21	3Q20	Chg %	3Q21	3Q20	Chg %	3Q21	3Q20	Chg %
Sugar (tons)(2)	46,625	64,049	(27.2)%	122,912	249,552	(50.7)%	379	257	47.8%
Ethanol (cubic meters)	83,424	37,637	121.7%	133,078	115,703	15.0%	627	325	92.7%
Energy (Mwh)(3)	18,805	11,174	68.3%	319,048	310,834	2.6%	59	36	64.0%
TOTAL(4)	148,853	112,860	31.9%
	$ thousands				Units			($/unit)
	9M21	9M20	Chg %	9M21	9M20	Chg %	9M21	9M20	Chg %
Sugar (tons)(2)	143,347	98,759	45.1%	383,333	392,621	(2.4)%	374	252	48.7%
Ethanol (cubic meters)	191,704	113,028	69.6%	354,249	311,774	13.6%	541	363	49.3%
Energy (Mwh)(3)	33,697	24,470	37.7%	715,394	692,814	3.3%	47	35	33.4%
TOTAL(4)	368,748	236,257	56.1%
(1) Net Sales are calculated as Gross Sales net of ICMS, PIS COFINS, INSS and IPI taxes.
(2) There was no commercialization of third party sugar during the nine month period.
(3) Includes commercialization of energy from third parties.
(4) Total Net Sales does not include the results generated from the sale of soybean planted as cover crop during the implementation of meiosis.

As mentioned in our past release, we expected prices to continue to be accentuated in the upcoming months, as the market factored in (i) the impact of continuous dry weather observed in Center-South Brazil (a region responsible for over 80% of the country's sugarcane production) as well as (ii) the impact of the frost. In line with the reduction in Brazil's sugarcane supply and the earlier start of the interharvest period for most mills, we continue to see a constructive price scenario for our products. This is reflected in the increase in our carry-over stocks of both sugar and ethanol. We believe we are in a good position to continue to capture the increase in prices as we still have unhedged TRS for the 21/22 campaign in addition to 90% of sugar and 100% of ethanol production related to the 22/23 campaign.

Sugar sales during 3Q21 reached $46.6 million, 27.2% lower than during the same period of last year. This decrease was driven by a 50.7% decrease in selling volumes partially offset by a 47.8% increase in average prices which reached 17.2 ct/lb. There are two points worth highlighting (i) during 3Q20 we increased the volume of sugar sold as the market for ethanol was fairly illiquid and prices were low due to the pandemic; and (ii) due to our commercial strategy to carry over stocks in order to profit from higher expected prices, stocks of sugar in 3Q21 almost doubled 3Q20 (165.2 thousand tons compared to 87.4 thousand, respectively). On a nine month basis, sugar sales reached $143.3 million, led by a 48.7% increase in average selling prices which fully offset the 2.4% decrease in selling volume.

Net ethanol sales during 3Q21 amounted to $83.4 million, 2.2x higher year-over-year. This was mostly explained by a 92.7% increase in average selling prices measured in U.S. dollars, led by anhydrous ethanol.

During the quarter hydrous and anhydrous ethanol traded at cts/lb 19.2 and cts/lb 21.2, 2.8% and 13.2% premium to sugar, respectively. Despite the lower production of ethanol during the quarter and our aggressive carry over strategy (185.6 thousand m3), ethanol sales volume presented a 15.0% increase compared to 3Q20. This was fully explained by 2020's dynamics, namely the lockdown measures adopted in response to Covid-19 which negatively affected demand for fuels, resulting in a decrease in sales and a stock build up. This also explains why the volume of current inventories is only 8.7% higher than in 3Q20.

On a year-to-date basis ethanol sales were 69.6% higher than during 9M20. This was explained by a 49.3% increase in average selling prices and 13.6% increase in selling volumes.

During the quarter we sold 255.8 thousand CBios under the RenovaBio program at an average price of 46 BRL/CBio (approximately $8.7/CBio) which are registered under the Other Operating Income line. On an accumulated basis, we sold 367.9 thousand CBios during 2021 at 41.6 BRL/CBio (approximately $7.8/CBio).

In the case of energy, net sales in 3Q21 were $18.8 million, 68.3% higher compared to 3Q20. Selling volumes reached 319 thousand MWh, marking a 2.6% year-over-year increase and average selling prices were 64.0% higher than in 3Q20. Driven by the low levels of water in the reservoirs, energy spot prices increased and by increasing our energy production we were able to capture the upside in addition to engaging in high margin operations. Net sales during 9M21 were 37.7% higher year-over-year as a consequence of the increase in selling volume and average selling prices.

As shown in the table below, total production costs excluding depreciation and amortization reached 6.1 cents per pound during 3Q21, 57.3% higher year-over-year. The increase in costs is mostly explained by (i) a 28.2% increase in harvested area to compensate for the reduction in productivity, which resulted in an increase in salaries, fuel consumption and maintenance as well as an increase in cane depreciation in line with the increase in harvested area; (ii) an increase in agricultural partnership costs driven by an increase in Consecana prices; (iii) an increase in the amount of wood chips, bagasse and third party cane purchased; (iv) an increase in the costs of inputs; and (v) a 5.2% reduction in crushing volume which resulted in a lower dilution of fixed costs. On a nine month basis, total production costs are 25.4% higher than during the previous year mostly led by an increase in Consecana prices as well as by a reduction in the nominal depreciation of the Brazilian Real from 39.9% in 9M20 to 4.7% in 9M21.

Sugar, Ethanol & Energy - Production Costs
	Total Cost (´000)			Total Cost per Pound (cts/lbs)
	3Q21	3Q20	Chg %	3Q21	3Q20	Chg %
Industrial costs	36,858	24,657	49.5%	3.2	1.9	69.3%
Industrial costs	25,108	18,691	34.3%	2.2	1.4	52.1%
Cane from 3rd parties	11,750	5,966	97.0%	1.0	0.5	123.1%
Agricultural costs	89,874	66,225	35.7%	7.8	5.1	53.7%
Harvest costs	37,357	25,786	44.9%	3.2	2.0	64.1%
Cane depreciation	25,601	18,969	35.0%	2.2	1.5	52.9%
Agricultural Partnership Costs	11,612	8,844	31.3%	1.0	0.7	48.7%
Maintenance costs	15,303	12,626	21.2%	1.3	1.0	37.3%
Total Production Costs	126,732	90,882	39.4%	11.0	7.0	57.9%
Depreciation & Amortization PP&E	(56,539)	(40,336)	40.2%	(4.9)	(3.1)	58.8%
Total Production Costs (excl D&A)	70,193	50,546	38.9%	6.1	3.9	57.3%

Sugar, Ethanol & Energy - Production Costs
	Total Cost (´000)			Total Cost per Pound (cts/lbs)
	9M21	9M20	Chg %	9M21	9M20	Chg %
Industrial costs	65,557	47,088	39.2%	2.5	2.0	24.3%
Industrial costs	50,138	38,506	30.2%	1.9	1.6	16.3%
Cane from 3rd parties	15,419	8,581	79.7%	0.6	0.4	60.4%
Agricultural costs	197,999	144,080	37.4%	7.5	6.1	22.7%
Harvest costs	77,750	51,676	50.5%	3.0	2.2	34.3%
Cane depreciation	52,740	36,681	43.8%	2.0	1.6	28.4%
Agricultural Partnership Costs	27,203	19,660	38.4%	1.0	0.8	23.5%
Maintenance costs	40,306	36,063	11.8%	1.5	1.5	(0.2)%
Total Production Costs	263,556	191,168	37.9%	10.0	8.1	23.1%
Depreciation & Amortization PP&E	(120,925)	(89,594)	35.0%	(4.6)	(3.8)	20.5%
Total Production Costs (excl D&A)	142,631	101,574	40.4%	5.4	4.3	25.4%

Sugar, Ethanol & Energy - Changes in Fair Value
$ thousands	3Q21	3Q20	Chg %	9M21	9M20	Chg %
Sugarcane Valuation Model current period	38,226	56,704	(32.6)%	38,226	56,704	(32.6)%
Sugarcane Valuation Model previous period	52,577	53,902	(2.5)%	71,506	55,355	29.2%
Total Changes in Fair Value	(14,352)	2,803	n.a	(33,281)	1,349	n.a

Total Changes in Fair Value of Unharvested Biological Assets (what is currently growing on the fields and will be harvested during the next 12 months) represented a year-over-year loss of $17.2 million during 3Q21. This decrease is attributed to (i) the frost that hit Brazil which negatively affected expected yields and (ii) the increase in costs. These effects were partially offset by an increase in expected prices.

Corporate Expenses

Corporate Expenses
$ thousands	3Q21	3Q20	Chg %	9M21	9M20	Chg %
Corporate Expenses	(5,856)	(4,929)	18.8%	(15,609)	(13,786)	13.2%

Adecoagro’s corporate expenses include items that have not been allocated to a specific business segment, such as the remuneration of executive officers and headquarters staff, certain professional fees, office lease expenses, among others. As shown in the table above, corporate expenses for 3Q21 were $5.9 million, 18.8% higher than in 3Q20 mainly explained by an increase in costs impacted by an inflation in U.S. dollar terms related to our expenses in Argentina.

Other Operating Income

Other Operating Income
$ thousands	3Q21	3Q20	Chg %	9M21	9M20	Chg %
Gain / (Loss) from commodity derivative financial instruments	(1,375)	(4,397)	(68.7)%	(14,585)	1,344	(1,185.2)%
(Loss) from forward contracts	—	(666)	(100.0)%	—	(805)	(100.0)%
Gain from disposal of other property items	2,429	67	3525.4%	2,345	1,767	32.7%
Net Gain from FV Adjustment in Investment Property	864	376	129.8%	(2,014)	1,561	(229.0)%
Other	(1,345)	1,841	(173.1)%	2,850	6,194	(54.0)%
Total	573	(2,779)	n.a	(11,404)	10,061	(213.3)%

During 9M21 Other Operating Income reported a loss of $11.4 million compared to a gain of $10.1 million during the same period of last year. The year-over-year decrease is mainly attributable to (i) $15.9 million lower result from the mark-to-market of our commodity hedge position mainly attributable to the increase in commodity prices coupled with (ii) $3.6 million loss derived from the fair value adjustment of investment property.

During 3Q21, Other Operating Income registered a year-over-year gain of $3.4 million mainly attributable to a loss in the mark-to-market of our commodity hedge position during 3Q20 caused by an increase in commodity prices namely sugar, soybean and corn.

Commodity Hedging
Adecoagro’s financial performance is affected by the volatile price environment inherent in agricultural commodities. The company uses forward and derivative markets to mitigate swings in commodity prices by locking-in margins and stabilizing cash flows.

The table below shows the average selling price of our hedged production volumes, including volumes that have already been invoiced and delivered, forward contracts with fixed-price and volumes hedged through derivative instruments.

Commodity Hedge Position - as of September 30, 2021
	Consolidated Hedge Position
Farming		Avg. FAS Price	CBOT FOB	Results Booked in FY2021
	Volume	USD/Ton	USD/Bu	$ thousand
2020/2021 Harvest season
Soybeans	133,687	343.4	1,468.7	(450.2)
Corn	200,831	183.6	663.1	(1,307.8)
2021/2022 Harvest season
Soybeans	23,300	337.8	1,498.8	295.9
Corn	79,800	194.7	615.1	11.2

	Consolidated Hedge Position
Sugar, Ethanol & Energy		Avg. FOB Price	ICE FOB	Results Booked in FY2021
	Volume	USD/Unit	Cents/Lb	$ thousand
2021/2022 Harvest season
Sugar (tons)	401,225	339.5	15.4	(10.0)
Ethanol (m3)	276,979	569.5	n.a	(3.0)
Energy (MW/h) (1)	724,138	57.8	n.a	—
2022/2023 Harvest season
Sugar (tons)	43,688	431.4	19.6	(0.4)
Ethanol (m3)	—	—	—	—
Energy (MW/h) (1)	467,808	57.3	n.a	—

(1) Energy prices 2021 and 2022 were converted to USD at an exchange rate of BRL/USD 5.30 and BRL/USD 5.00, respectively.

Financial Results

Financial Results
$ thousands	3Q21	3Q20	Chg %	9M21	9M20	Chg %
Interest Expenses, net	(14,857)	(12,741)	16.6%	(43,302)	(40,184)	7.8%
Cash Flow Hedge - Transfer from Equity	(17,132)	(11,494)	49.1%	(43,707)	(24,629)	77.5%
FX Gain / (Losses), net	(10,504)	(11,224)	(6.4)%	9,611	(124,185)	n.a
Gain/loss from derivative financial Instruments	(1,250)	547	(328.5)%	642	(1,603)	n.a
Taxes	(3,451)	(1,181)	192.2%	(5,553)	(3,626)	53.1%
Finance Cost - Right-of-use Assets	(3,408)	(1,844)	84.8%	(13,372)	(8,835)	51.4%
Inflation accounting effects	4,582	4,776	(4.1)%	8,219	7,541	9.0%
Other Expenses, net	(992)	8,233	(112.0)%	(7,117)	9,249	(176.9)%
Total Financial Results	(47,012)	(24,928)	88.6%	(94,579)	(186,272)	(49.2)%
Net financial results in 9M21 totaled a loss of $94.6 million compared to a loss of $186.3 million in 9M20 while on a quarterly basis it totaled a loss of $47.0 million in 3Q21 compared to a loss of $24.9 million in 3Q20. In both cases, the year-over-year variation is explained by the effect of foreign exchange.
The lines "Fx Net" and "Cash Flow Hedge - Transfer from Equity" reflect the impact of foreign exchange variations on our dollar-denominated monetary assets and liabilities. The $34.1 million loss in 9M21 is explained by our negative net foreign currency position. However, year-over-year it presents a $114.7 million gain explained by a reduction in the nominal depreciation of the Brazilian Real from 39.9% during 9M20 to 4.7% during 9M21 and by a reduction in the nominal depreciation of the Argentine Peso from 27.2% in 9M20 to 17.3% in 9M21. In the case of 3Q21 the $27.6 million loss is also explained by our negative net foreign currency position. In this case, it presents a year-over-year loss of $4.9 million driven by an increase in the nominal depreciation of the Brazilian Real from 3.0% during 3Q20 to 8.7% during 3Q21, partially offset by a reduction in the nominal depreciation of the Argentine Peso from 8.1% in 3Q20 to 3.2% in 3Q21.These results are non-cash in nature and do not affect the net worth of the Company in U.S. dollars.

Indebtedness

Net Debt Breakdown
$ thousands	3Q21	2Q21	Chg %	3Q20	Chg %
Farming	224,787	214,774	4.7%	195,256	15.1%
Short term Debt	177,212	145,639	21.7%	125,203	41.5%
Long term Debt	47,575	69,135	(31.2)%	70,053	(32.1)%
Sugar, Ethanol & Energy	689,846	714,727	(3.5)%	729,660	(5.5)%
Short term Debt	24,182	35,603	(32.1)%	76,973	(68.6)%
Long term Debt	665,664	679,124	(2.0)%	652,687	2.0%
Total Short term Debt	201,394	181,242	11.1%	202,177	(0.4)%
Total Long term Debt	713,239	748,259	(4.7)%	722,740	(1.3)%
Gross Debt	914,633	929,501	(1.6)%	924,917	(1.1)%
Cash & Equivalents	189,703	185,165	2.5%	213,584	(11.2)%
Net Debt	724,930	744,336	(2.6)%	711,333	1.9%
EOP Net Debt / Adj. EBITDA LTM	1.56x	1.81x	(14.1)%	2.29x	(31.9)%

From a seasonality point of view, the second half of the year has lower working capital requirements, since most of our planting and harvesting costs have already been incurred during the first and second quarter. At the same time, we start selling and collecting income from most of our products.

Adecoagro´s net debt as of September 30, 2021 reached $724.9 million, $19.4 million or 2.6% lower compared to 2Q21. This was explained by the combined effect of a 1.6% reduction in gross debt and a 2.5% increase in our cash position as a consequence of greater collections and lower working capital requirements. However, it is worth highlighting that in line with our commercial strategy to carry stocks to benefit from higher expected prices, marketable inventories in 3Q21 amounted to $213.0 million, $66.0 million or 44.9% higher compared to 2Q21.

On a year-over-year basis, net debt in 3Q21 increased by 1.9% compared to the same period of last year. The 1.1% reduction in gross debt was fully offset by an 11.2% decrease in our cash position. This reduction in our cash position was mostly explained by an increase in marketable inventories of $124.0 million compared to the same period of last year.

Our Net Debt ratio (Net Debt / EBITDA) as of September 30, 2021 reached 1.56x, continuing the downward trend compared to both 2Q21 and 3Q20, marking a reduction of 14.1% and 31.9%, respectively. This was mostly explained by higher adjusted EBITDA during the last twelve months. We believe that our balance sheet is in a healthy position based not only on the adequate overall debt levels but also on the terms of our indebtedness, most of which is long-run debt.

The Company has full capacity to repay short term debt with its cash balances, as shown by our Liquidity ratio above 1.0x. As of September 30, 2021, our Liquidity ratio (Cash & Equivalents + Marketable Inventories / Short Term Debt) reached 2.00x, 8.9% above 2Q21's ratio of 1.84x and 33.8% higher than 3Q20's ratio of 1.49x.

Capital Expenditures & Investments

$ thousands	3Q21	3Q20	Chg %	9M21	9M20	Chg %
Farming & Land Transformation	7,986	4,209	89.8%	26,694	15,171	76.0%
Expansion	4,426	3,376	31.1%	16,931	12,368	36.9%
Maintenance	3,560	832	327.7%	9,763	2,802	248.4%
Sugar, Ethanol & Energy	48,060	21,077	128.0%	131,583	112,261	17.2%
Maintenance	33,927	11,204	202.8%	97,119	81,269	19.5%
Planting	15,269	8,232	85.5%	36,485	28,535	27.9%
Industrial & Agricultural Machinery	18,658	2,972	527.7%	60,634	52,734	15.0%
Expansion	14,133	9,872	43.2%	34,464	30,992	11.2%
Planting	8,837	9,188	(3.8)%	25,114	25,494	(1.5)%
Industrial & Agricultural Machinery	5,295	684	674.0%	9,350	5,498	70.1%
Total	56,046	25,285	121.7%	158,276	127,431	24.2%

Adecoagro´s capital expenditures totaled $56.0 million in 3Q21, 121.7% higher compared to the same period of last year, while 9M21 amounted to $158.3 million, 24.2% higher than 9M20.

The Sugar, Ethanol and Energy business accounted for 85.8% or $48.1 million of total capex in 3Q21, representing an increase of 2.3x compared to 3Q20. Maintenance capex increased by 3.0x mainly related to the impact of the adverse weather conditions on our sugarcane plantation. In this regard, we incurred in additional replanting costs as well as in the purchase of five two-line harvesters and three one-line harvesters to accelerate harvesting activities and thus prevent cane from further deteriorating. Expansion capex increased by 43.2% as it includes, among others, (i) a portion of the investment in the peneira molecular to increase our capacity to dehydrate ethanol, and (ii) investments in the biogas project which, once fully operative, will produce enough biomethane to replace our whole diesel consumption. Year-to-date capital expenditure was 17.2% higher than in 9M20 mostly driven by the third quarter dynamics.

Farming & Land Transformation businesses accounted for 14.2%, or $8.0 million of total capex in 3Q21, presenting a year-over-year increase of 89.8%. This increase is mainly explained by the acquisition and replacement of vehicles and machinery, minor investments in expanding the capacity of one of our rice handling and conditioning facilities and improvements in our peanut facility's finished product storage, among others. Year-to-date total capex in the Farming & Land Transformation businesses increased by 76.0% compared to 9M20 also explained by minor investments to improve the efficiency and sustainability of our operations.

Inventories

End of Period Inventories
		Volume			thousand $
Product	Metric	9M21	9M20	% Chg	9M21	9M20	% Chg
Soybean	tons	43,525	19,753	120.3%	14,338	4,524	217.0%
Corn (1)	tons	82,970	34,098	143.3%	16,035	5,014	219.8%
Wheat (2)	tons	20,976	8,035	161.1%	4,558	1,473	209.5%
Sunflower	tons	4,185	930	350.0%	2,523	699	261.1%
Cotton	tons	1,359	853	59.3%	2,569	680	277.9%
Rice (3)	tons	47,551	18,127	162.3%	13,273	3,431	286.8%
Peanut	tons	13,798	10,295	34.0%	11,911	8,660	37.5%
Organic Sugar	tons	7,298	8,721	(16.3)%	2,693	1,956	37.7%
Sugar	tons	157,851	78,727	100.5%	49,915	13,642	265.9%
Ethanol	m3	185,654	170,780	8.7%	82,504	43,151	91.2%
Fluid Milk	Th Lts	6,328	5,740	10.2%	3,243	2,184	48.5%
Powder Milk	tons	2,466	941	162.0%	7,754	2,261	243.0%
Cheese	tons	219	—	n.m	888	—	n.m
Others	tons	1,644	1,592	3.3%	751	803	(6.5)%
Total		575,823	358,592	60.6%	212,954	88,478	140.7%
(1) Includes sorghum
(2) Includes barley
(3) Expressed in white rice equivalent

Variations in inventory levels between 9M21 and 9M20 are attributable to changes in (i) production volumes resulting from changes in planted area, (ii) production mix between different crops and in yields obtained; (iii) different percentage of area harvested during the period; and (iv) commercial strategy or selling pace for each product.

3Q21 Market Highlights

◦After a sharp increase in August, sugar price found an equilibrium throughout the quarter. Indian producers started to sell their raw sugar for future delivery at the high end of the price range, while destination countries had also priced when market presented an opportunity to do so. Poor Brazilian crop and forecasted implications for 2022 remains the main market driver. The trade flow looks tight for the coming months and any additional shock in supply has a potential to increase prices. During 3Q21 prices were, on average, 11% higher than 2Q21 and 52% higher than in 3Q20, according to ICE futures (Sugar #11). Looking forward, the market will remain supported by the need for Indian exports and concerns about Brazil's 2022 crop, as summer rains will be especially important. Sugar price will also be underpinned by the need to trade at an attractive premium over ethanol parity, which is expected to remain firm.

◦Ethanol market during 3Q21 was marked by further price increases. The rise continues to reflect the tightness in supply caused by a poor crop and recovering fuel demand. According to the ESALQ index, hydrous and anhydrous prices increased 11% and 13%, respectively, compared to the previous quarter. On a year-over-year basis, hydrous and anhydrous prices posted a substantial improvement of 81% and 83%, respectively. The vast majority of mills will finish the current harvest earlier than usual, which means lower ethanol stocks for the intercrop period. Price shall pursuit a level that reflects not only the inventory levels but also the improvement in the international fuel market. As a result, we expect prices to remain firm at least until 2Q22. Looking ahead to 2022, with only a modest recovery in the crop expected in 22/23, it seems that ethanol will provide a firm support for sugar prices and the competition between both products for the TRS should be strong.

◦Under Brazil's RenovaBio program, approximately 10.7 million CBios were sold during 3Q21 to fuel distributors. On a year-to-date basis, volume sold amounted to 20.9 million CBios at an average price of 34.2 BRL/CBio (approximately $6.4/CBio). CBios prices are still in sharp contrast with EU credits which stand at $69.2/Mt of carbon and Californian credits at $165/Mt.

◦Energy spot prices in the southeast region of Brazil during 3Q21 were 604% higher than during the same period of last year. During July, August and September, energy prices were 583.9 BRL/MWh, 583.9 BRL/MWh and 577.3 BRL/MWh, respectively. In October the PLD (Preço de Liquidação das Diferenças or settlement price for differences) decreased to levels of 200.0 BRL/MWh (ceiling price) as a result of the recent rains. Consumption showed an increase of 6.9% when compared to last year, according to CCEE. The level of the southeast reservoirs was 17% by the end of September, 14% lower than the same period of 2020.

◦During 3Q21, soybean prices traded 10% lower at CBOT compared to 2Q21 while corn prices traded 9% lower. Weaker prices were driven by (i) an increase in USA's ending stocks compared to previous estimations as production was confirmed to be higher than last year, and (ii) a lower expected impact from La Niña in Brazil and Argentina. Weaker dollar and firm energy prices prevented the market from dropping further. Over this period, funds' net positions remained net long on corn and soybean. Prices at the local market traded 5% higher on soybean and 3% higher on corn compared to 2Q21. The market was supported by an increase in soybean crushing of 14% compared to last year and an increase in corn exports of 11% compared to last year.

Forward-looking Statements
This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) the impact of the COVID-19 pandemic, weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including the expansion of our sugarcane cluster in Mato Grosso do Sul and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures, including our recent acquisitions in the Dairy business; (vi) the implementation of our financing strategy, capital expenditure plan and distribution policy; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Reconciliation of Non-IFRS measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this press release:
•Adjusted EBITDA
•Adjusted EBIT
•Adjusted EBITDA margin
•Net Debt
•Net Debt to Adjusted EBITDA
•Adjusted Net Income

In this section, we provide an explanation and a reconciliation of each of our non-IFRS financial measures to their most directly comparable IFRS measures. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.
We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management for financial and operational decision making and as a means to evaluate period-to-period.
There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation and amortization, changes in fair value and the related income tax effects of the aforementioned exclusions and exchange differences generated by the net liability monetary position in USD in the countries where the functional currency is the local currency, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.

Adjusted EBITDA, Adjusted EBIT & Adjusted EBITDA margin
Our Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments. We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets, net gain from fair value adjustments of investment property land, foreign exchange gains or losses, other net financial results; (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders' equity, including (a) the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of non-controlling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings which is reflected in the Shareholders’ equity under the line item “Reverse of revaluation surplus derived from the disposals of assets; and (iv) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations. (See Item 5. “Operating and Financial Review and Prospects - A. Operating Results - Critical Accounting Policies and Estimates" in our Annual Report on Form 20-F for the year ended December 31, 2018)
We define “Adjusted Segment EBITDA” for each of our operating segments as (i) the segment’s share of consolidated profit (loss) from operations before financing and taxation as per segment information for the year, as applicable, before depreciation of property, plant and equipment and amortization of intangible assets; and (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders' equity, including (a) the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of non-controlling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings which is reflected in the Shareholders’ equity under the line item “Reverse of revaluation surplus derived from the disposals of assets;. and (iv) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.
We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are important measures of operating performance for our company and each operating segment, respectively, because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation of property plan and equipment and amortization of intangible assets), tax consequences (income taxes), foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similarly titled measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations before financing and taxation and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate the financial performance of our company and other companies in the agricultural industry. These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.

Reconciliation of both Adjusted EBITDA and Adjusted EBIT starts on page 29.

Net Debt & Net Debt to Adjusted EBITDA
Net debt is defined as the sum of long- and short-term debt less cash and cash equivalents. This measure is widely used by management and investment analysts and we believe it shows the financial strength of the Company
Management is consistently tracking our leverage position and our ability to repay and service our debt obligations over time. We have therefore set a leverage ratio target that is measured by net debt divided by Adjusted EBITDA.
We believe that this metric provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to debt financing instruments in the capital markets and our ability to meet scheduled debt service obligations.

Reconciliation - Net Debt
$ thousands	9M21	6M21	Chg %	9M20	Chg %
Total Borrowings	914,633	929,501	(1.6)%	924,917	(1.1)%
Cash and Cash equivalents	189,703	185,165	2.5%	213,584	(11.2)%
Net Debt	724,930	744,336	(2.6)%	711,333	1.9%

Adjusted Net Income
We define Adjusted Net Income as (i) Profit/ (Loss) of the period/year before net gain from fair value adjustments of investment property land; plus (ii) any non-cash finance costs resulting from foreign exchange gain/losses for such period, which are composed by both Exchange Differences and Cash Flow Hedge Transfer from Equity, included in Financial Results, net, in our statement of income; net of the related income tax effects, plus (iii) gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our Shareholders Equity under the line item. “Reserve from the sale of non-controlling interests in subsidiaries”, plus (iv) the reversal of the aforementioned income tax effect, plus (v) any inflation accounting effect; plus (vi) the net increase in value of sold farmland, which has been recognized in either Revaluation surplus or Retained earnings.
We believe that Adjusted Net Income is an important measure of performance for our company allowing investors to properly assess the impact of the results of our operations in our Equity. In effect, results arising from the revaluation effect of our net monetary position held in foreign currency in the countries where our functional currency is the local currency do not affect the Equity of the Company, when measured in foreign / reporting currency. Conversely, the tax effect resulting from the aforementioned revaluation effect does impact the Equity of the Company, since it reduces/increases the income tax to be paid in each country; which is why we decided to add back the income tax effect to the Adjusted Net Income considering this tax effect.
In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also include the full value and returns generated by our land transformation activities.
Other companies may calculate Adjusted Net Income differently, and therefore our Adjusted Net Income may not be comparable to similarly titled measures used by other companies. Adjusted Net Income is not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss). This non-IFRS measure should be considered in addition to, but not as a substitute for or superior to, the information contained in our financial statements.

Adjusted Net Income
$ thousands	3Q21	3Q20	Chg %	9M21	9M20	Chg %
Net Income/(Loss)	36,963	20,267	82.4%	71,964	(46,238)	n.a
Foreign exchange losses, net	10,504	11,224	(6.4)%	(9,611)	124,185	(107.7)%
Cash flow hedge - transfer from equity	17,132	11,494	49.1%	43,707	24,629	77.5%
Inflation Accounting Effects	(4,582)	(4,776)	(4.1)%	(8,219)	(7,541)	9.0%
Revaluation Result - Investment Property	(864)	(376)	129.8%	2,014	(1,561)	n.a
Revaluation surplus of farmland sold	—	—	n.a	—	8,008	(100.0)%
Adjusted Net Income	59,153	37,833	56.4%	99,855	101,482	(1.6)%

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 3Q21
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	76,145	31,687	51,150	598	159,580	157,372	—	—	316,952
Cost of goods sold and services rendered	(67,409)	(26,897)	(43,763)	(468)	(138,537)	(99,348)	—	—	(237,885)
Initial recog. and changes in FV of BA and agricultural produce	13,952	1,920	5,700	123	21,695	43,293	—	—	64,988
Gain from changes in NRV of agricultural produce after harvest	(1,075)	—	—	—	(1,075)	(2)	—	—	(1,077)
Margin on Manufacturing and Agricultural Act. Before Opex	21,613	6,710	13,087	253	41,663	101,315	—	—	142,978
General and administrative expenses	(2,617)	(2,221)	(1,409)	(31)	(6,278)	(4,528)	—	(6,053)	(16,859)
Selling expenses	(6,636)	(3,821)	(6,428)	(92)	(16,977)	(14,232)	—	(46)	(31,255)
Other operating income, net	(295)	94	(23)	864	640	(1,003)	861	75	573
Profit from Operations Before Financing and Taxation	12,065	762	5,227	994	19,048	81,552	861	(6,024)	95,437
Net loss from Fair value adjustment of Investment property	—	—	—	(864)	(864)	—	—	—	(864)
Adjusted EBIT	12,065	762	5,227	130	18,184	81,552	861	(6,024)	94,573
(-) Depreciation and Amortization	1,631	2,035	2,021	31	5,718	56,536	—	168	62,422
Adjusted EBITDA	13,696	2,797	7,248	161	23,902	138,088	861	(5,856)	156,995
Reconciliation to Profit/(Loss)
Adjusted EBITDA									156,995
(+) Depreciation and Amortization									(62,422)
(+) Financial result, net									(47,012)
(+) Revaluation Result - Investment Property									864
(+) Income Tax (Charge)/Benefit									(15,265)
(+) Translation Effect (IAS 21)									3,803
Profit/(Loss) for the Period									36,963

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 3Q20
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	54,680	26,583	37,554	666	119,483	118,508	—	—	237,991
Cost of goods sold and services rendered	(46,579)	(17,445)	(31,533)	(569)	(96,126)	(74,143)	—	—	(170,269)
Initial recog. and changes in FV of BA and agricultural produce	5,491	438	3,611	4	9,544	23,261	—	—	32,805
Gain from changes in NRV of agricultural produce after harvest	(39)	—	1	—	(38)	—	—	—	(38)
Margin on Manufacturing and Agricultural Act. Before Opex	13,553	9,576	9,633	101	32,863	67,626	—	—	100,489
General and administrative expenses	(1,848)	(1,688)	(1,254)	(29)	(4,819)	(3,865)	—	(4,867)	(13,551)
Selling expenses	(4,693)	(3,509)	(3,681)	(99)	(11,982)	(14,778)	—	(41)	(26,801)
Other operating income, net	(2,653)	58	96	376	(2,123)	(2,913)	2,346	(89)	(2,779)
Profit from Operations Before Financing and Taxation	4,359	4,437	4,794	349	13,939	46,070	2,346	(4,997)	57,358
Net gain from Fair value adjustment of Investment property	—	—	—	(376)	(376)	—	—	—	(376)
Adjusted EBIT	4,359	4,437	4,794	(27)	13,563	46,070	2,346	(4,997)	56,982
(-) Depreciation and Amortization	1,451	1,664	1,594	33	4,742	40,336	—	68	45,146
Reverse of revaluation surplus derived from the disposals of assets	—	—	—	—	—	—	—	—	—
Adjusted EBITDA	5,810	6,101	6,388	6	18,305	86,406	2,346	(4,929)	102,128
Reconciliation to Profit/(Loss)
Adjusted EBITDA									102,128
(+) Depreciation and Amortization									(45,146)
(+) Financial result, net									(24,928)
(+) Revaluation Result - Investment Property									376
(+) Income Tax (Charge)/Benefit									(11,925)
(-) Reverse of revaluation surplus derived from the disposals of assets									—
(+) Translation Effect (IAS 21)									(238)
Profit/(Loss) for the Period									20,267

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 9M21
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	162,973	90,501	124,635	1,451	379,560	397,618	—	—	777,178
Cost of goods sold and services rendered	(144,139)	(73,913)	(106,001)	(1,065)	(325,118)	(248,446)	—	—	(573,564)
Initial recog. and changes in FV of BA and agricultural produce	52,800	36,328	13,062	(285)	101,905	71,148	—	—	173,053
Gain from changes in NRV of agricultural produce after harvest	(8,090)	—	—	—	(8,090)	(1,529)	—	—	(9,619)
Margin on Manufacturing and Agricultural Act. Before Opex	63,544	52,916	31,696	101	148,257	218,791	—	—	367,048
General and administrative expenses	(6,543)	(6,298)	(3,888)	(91)	(16,820)	(14,490)	—	(15,792)	(47,102)
Selling expenses	(13,995)	(11,977)	(14,000)	(157)	(40,129)	(40,166)	—	(151)	(80,446)
Other operating income, net	271	295	(117)	(2,122)	(1,673)	(15,224)	5,592	(99)	(11,404)
Profit from Operations Before Financing and Taxation	43,277	34,936	13,691	(2,269)	89,635	148,911	5,592	(16,042)	228,096
Net loss from Fair value adjustment of Investment property	—	—	—	2,014	2,014	—	—	—	2,014
Adjusted EBIT	43,277	34,936	13,691	(255)	91,649	148,911	5,592	(16,042)	230,110
(-) Depreciation and Amortization	4,595	5,796	5,633	95	16,119	120,917	—	433	137,469
Adjusted EBITDA	47,872	40,732	19,324	(160)	107,768	269,828	5,592	(15,609)	367,579
Reconciliation to Profit/(Loss)
Adjusted EBITDA									367,579
(+) Depreciation and Amortization									(137,469)
(+) Financial result, net									(94,579)
(+) Revaluation Result - Investment Property									(2,014)
(+) Income Tax (Charge)/Benefit									(68,811)
(+) Translation Effect (IAS 21)									7,258
Profit/(Loss) for the Period									71,964

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 9M20
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	140,222	84,469	102,698	1,254	328,643	251,620	—	—	580,263
Cost of goods sold and services rendered	(126,670)	(62,347)	(88,642)	(946)	(278,605)	(165,447)	—	—	(444,052)
Initial recog. and changes in FV of BA and agricultural produce	29,867	18,168	10,386	(316)	58,105	31,394	—	—	89,499
Gain from changes in NRV of agricultural produce after harvest	5,193	—	—	—	5,193	—	—	—	5,193
Margin on Manufacturing and Agricultural Act. Before Opex	48,612	40,290	24,442	(8)	113,336	117,567	—	—	230,903
General and administrative expenses	(4,903)	(4,967)	(3,618)	(89)	(13,577)	(11,634)	—	(13,842)	(39,053)
Selling expenses	(14,085)	(11,518)	(10,761)	(155)	(36,519)	(31,313)	—	(170)	(68,002)
Other operating income, net	(8,450)	534	(292)	1,555	(6,653)	8,506	8,275	(67)	10,061
Profit from Operations Before Financing and Taxation	21,174	24,339	9,771	1,303	56,587	83,126	8,275	(14,079)	133,909
Net gain from Fair value adjustment of Investment property	—	—	—	(1,561)	(1,561)	—	—	—	(1,561)
Adjusted EBIT	21,174	24,339	9,771	(258)	55,026	83,126	8,275	(14,079)	132,348
(-) Depreciation and Amortization	4,092	5,196	4,804	105	14,197	89,594	—	293	104,084
Reverse of revaluation surplus derived from the disposals of assets	—	—	—	—		—	8,008	—	8,008
Adjusted EBITDA	25,266	29,535	14,575	(153)	69,223	172,720	16,283	(13,786)	244,440
Reconciliation to Profit/(Loss)
Adjusted EBITDA									244,440
(+) Depreciation and Amortization									(104,084)
(+) Financial result, net									(186,272)
(+) Revaluation Result - Investment Property									1,561
(+) Income Tax (Charge)/Benefit									7,870
(-) Reverse of revaluation surplus derived from the disposals of assets									(8,008)
(+) Translation Effect (IAS 21)									(1,745)
Profit/(Loss) for the Period									(46,238)

Statement of Income
$ thousands	3Q21	3Q20	Chg %	9M21	9M20	Chg %

Sales of goods and services rendered	325,616	236,732	37.5%	790,177	574,715	37.5%
Cost of goods sold and services rendered	(244,706)	(169,303)	44.5%	(583,507)	(439,546)	32.8%
Initial recognition and changes in fair value of biological assets and agricultural produce	70,435	32,520	116.6%	182,885	87,300	109.5%
Changes in net realizable value of agricultural produce after harvest	(1,507)	(65)	2,218.5%	(10,313)	5,108	(301.9)%
Margin on manufacturing and agricultural activities before operating expenses	149,838	99,884	50.0%	379,242	227,577	66.6%
General and administrative expenses	(18,121)	(13,390)	35.3%	(49,216)	(38,261)	28.6%
Selling expenses	(32,775)	(26,606)	23.2%	(82,821)	(67,087)	23.5%
Other operating income, net	299	(2,768)	(110.8)%	(11,851)	9,935	(219.3)%
Profit from operations before financing and taxation	99,241	57,120	73.7%	235,354	132,164	78.1%
Finance income	(9,522)	11,147	(185.4)%	13,903	16,812	(17.3)%
Finance costs	(42,073)	(40,850)	3.0%	(116,701)	(210,625)	(44.6)%
Other financial results - Net gain of inflation effects on the monetary items	4,582	4,775	(4.0)%	8,219	7,541	9.0%
Financial results, net	(47,013)	(24,928)	88.6%	(94,579)	(186,272)	(49.2)%
(Loss)/Profit before income tax	52,228	32,192	62.2%	140,775	(54,108)	(360.2)%
Income tax benefit/(expense)	(15,265)	(11,925)	28.0%	(68,811)	7,870	(974.3)%
(Loss)/Profit for the period	36,963	20,267	82.4%	71,964	(46,238)	(255.6)%

Condensed Consolidated Statement of Cash Flow

Statement of Cashflows
$ thousands	3Q21	3Q20	Chg %	9M21	9M20	Chg %

Cash flows from operating activities:
(Loss) / Profit for the year	36,963	20,267	82.4%	71,964	(46,238)	(255.6)%
Adjustments for:
Income tax expense	15,265	11,925	28.0%	68,811	(7,870)	(974.3)%
Depreciation	62,734	44,822	40.0%	137,495	102,890	33.6%
Amortization	442	240	84.2%	1,177	752	56.5%
Depreciation of right of use assets	12,743	9,995	27.5%	35,723	30,506	17.1%
Gain from the disposal of other property items	(2,432)	(68)	3,476.5%	(2,164)	(1,704)	27.0%
Gain from the sale of farmland and other assets	—	9	(100.0)%	—	(2,048)	(100.0)%
Net loss / (gain) from the Fair value adjustment of Investment properties	(654)	(366)	78.7%	2,303	(1,541)	(249.4)%
Equity settled share-based compensation granted	1,813	1,127	60.9%	4,545	2,706	68.0%
Loss / (gain) from derivative financial instruments	3,214	4,912	(34.6)%	13,294	1,315	911.0%
Interest, finance cost related to lease liabilities and other financial expense, net	21,285	5,339	298.7%	64,885	37,931	71.1%
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	11,047	(2,950)	(474.5)%	(3,881)	(31,228)	(87.6)%
Changes in net realizable value of agricultural produce after harvest (unrealized)	(379)	993	(138.2)%	2,387	(67)	(3,662.7)%
Provision and allowances	(10)	1,013	n . a	923	1,839	(49.8)%
Net gain of inflation effects on the monetary items	(4,582)	(4,776)	(4.1)%	(8,219)	(7,541)	9.0%
Foreign exchange losses, net	10,504	11,224	(6.4)%	(9,611)	124,185	(107.7)%
Cash flow hedge – transfer from equity	17,132	11,494	49.1%	43,707	24,629	77.5%
Subtotal	185,085	115,200	60.7%	423,339	228,516	85.3%

Changes in operating assets and liabilities:
(Increase) in trade and other receivables	(7,762)	(20,353)	(61.9)%	(66,780)	(42,060)	58.8%
(Increase) in inventories	(50,508)	745	(6,879.6)%	(190,365)	(63,973)	197.6%
Decrease / (Increase) in biological assets	(4,201)	(17,530)	(76.0)%	86,137	38,477	123.9%
(Increase) / Decrease in other assets	3	7	(57.1)%	12	18	(33.3)%
Decrease / (Increase) in derivative financial instruments	(1,371)	(1,661)	(17.5)%	(25,400)	4,083	(722.1)%
Decrease in trade and other payables	13,588	(9,055)	(250.1)%	(14,632)	(27,038)	(45.9)%
Increase in payroll and social security liabilities	4,911	4,588	7%	4,444	2,895	54%
(Decrease) / Increase in provisions for other liabilities	(415)	(164)	153.0%	(203)	442	(145.9)%
Net cash generated from operating activities before taxes paid	139,330	71,777	94.1%	216,552	141,360	53.2%
Income tax paid	(1,161)	(580)	100.2%	(1,809)	(1,650)	9.6%
Net cash generated from operating activities	138,169	71,197	94.1%	214,743	139,710	53.7%

Condensed Consolidated Statement of Cash Flow
Statement of Cashflows
$ thousands	3Q21	3Q20	Chg %	9M21	9M20	Chg %

Cash flows from investing activities:
Purchases of property, plant and equipment	(61,761)	(25,320)	143.9%	(163,624)	(126,667)	29.2%
Purchase of cattle and non current biological assets	(6,481)	(2,557)	153.5%	(8,765)	(5,114)	71.4%
Purchases of intangible assets	(565)	(162)	248.8%	(1,560)	(840)	85.7%
Interest received and others	2,141	10,880	(80.3)%	3,191	16,395	(80.5)%
Proceeds from sale of property, plant and equipment	828	398	108.0%	2,797	2,108	32.7%
Proceeds from sale of farmlands and other assets	10	(51)	n . a	8,099	15,930	n . a
Proceeds from the sale of farmland and other assets	(65,828)	(16,812)	291.6%	(159,862)	(98,188)	62.8%

Cash flows from financing activities:
Proceeds from long-term borrowings	4,300	24,030	(82.1)%	4,300	34,131	(87.4)%
Payments of long-term borrowings	(11,193)	(9,347)	19.7%	(103,985)	(25,583)	306.5%
Proceeds from short-term borrowings	32,641	21,321	53.1%	217,589	170,187	27.9%
Payments of short-term borrowings	(23,090)	(69,875)	(67.0)%	(162,701)	(155,958)	4.3%
Interest paid	(22,613)	(22,504)	0.5%	(44,950)	(52,101)	(13.7)%
Prepayment related expenses	(3,068)	—	n . a	(3,068)	—	n . a
Proceeds / (payment) of derivatives financial instruments	1,898	(11)	n . a	2,257	(63)	n . a
Lease Payments	(14,776)	(8,085)	82.8%	(51,317)	(33,130)	54.9%
Purchase of own shares	(33,832)	(2,500)	n . a	(54,048)	(3,923)	1,277.7%
Dividends paid to non-controlling interest	—	(529)	n . a	(12)	(529)	n . a
Net cash (used) / generated from financing activities	(69,733)	(67,500)	3.3%	(195,935)	(66,969)	192.6%
Net increase / (decrease) in cash and cash equivalents	2,608	(13,115)	(119.9)%	(141,054)	(25,447)	454.3%
Cash and cash equivalents at beginning of period	185,165	236,259	(21.6)%	336,282	290,276	15.8%
Effect of exchange rate changes and inflation on cash and cash equivalents	(1,138)	(9,560)	(88.1)%	(5,525)	(51,245)	(89.2)%
Cash and cash equivalents at end of year	186,635	213,584	(12.6)%	189,703	213,584	(11.2)%

(a) Includes (8,527) and (1,583) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for September 30, 2021 and 2020, respectively.
(b) Includes (3,090) and 202 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for September 30, 2021 and 2020, respectively.
(c) Includes (8) and 10,324 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for September 30, 2021 and 2020, respectively.
(d) Includes 14,990 and (8,943) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for September 30, 2021 and 2020, respectively.
(e) Includes (3,373) and (nil) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for September 30, 2021 and 2020, respectively.

(*) Prior periods have been recast to reflect the Company's change in accounting policy for the reclassification within financial results as explained in Note 28.

Condensed Consolidated Statement of Financial Position

Statement of Financial Position
$ thousands	September 30, 2021	December 31, 2020 (*)	Chg %

ASSETS
Non-Current Assets
Property, plant and equipment, net	1,409,122	1,358,292	3.7%
Right of use assets	249,525	209,694	19.0%
Investment property	32,132	31,179	3.1%
Intangible assets, net	30,233	26,930	12.3%
Biological assets	18,852	14,725	28.0%
Deferred income tax assets	12,660	19,821	(36.1)%
Trade and other receivables, net	52,372	52,266	0.2%
Derivative financial instruments	—	1,951	(100.0)%
Other assets	782	809	(3.3)%
Total Non-Current Assets	1,805,678	1,715,667	5.2%
Current Assets
Biological assets	88,043	150,968	(41.7)%
Inventories	330,263	133,461	147.5%
Trade and other receivables, net	181,750	145,662	24.8%
Derivative financial instruments	5	151	(96.7)%
Other assets	15	45	(66.7)%
Cash and cash equivalents	189,703	336,282	(43.6)%
Total Current Assets	789,779	766,569	3.0%
TOTAL ASSETS	2,595,457	2,482,236	4.6%

SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	183,573	183,573	—%
Share premium	861,101	902,815	(4.6)%
Cumulative translation adjustment	(523,781)	(555,044)	(5.6)%
Equity-settled compensation	14,877	14,795	0.6%
Cash flow hedge	(62,852)	(90,689)	(30.7)%
Other reserves	99,712	83,406	19.6%
Treasury shares	(14,518)	(7,630)	90.3%
Revaluation surplus	297,564	343,570	(13.4)%
Reserve from the sale of non-controlling interests in subsidiaries	41,574	41,574	—%
Retained earnings	63,247	8,671	629.4%
Equity attributable to equity holders of the parent	960,497	925,041	3.8%
Non-controlling interest	36,362	38,683	(6.0)%
TOTAL SHAREHOLDERS EQUITY	996,859	963,724	3.4%

LIABILITIES
Non-Current Liabilities
Trade and other payables	293	290	1.0%
Borrowings	713,239	813,464	(12.3)%
Lease liabilities	194,640	159,435	22.1%
Deferred income tax liabilities	293,161	182,377	60.7%
Payroll and social liabilities	1,079	1,075	0.4%
Provisions for other liabilities	2,573	2,705	(4.9)%
Total Non-Current Liabilities	1,204,985	1,159,346	3.9%
Current Liabilities
Trade and other payables	125,733	126,315	(0.5)%
Current income tax liabilities	1,901	760	150.1%
Payroll and social liabilities	25,715	23,333	10.2%
Borrowings	201,394	157,626	27.8%
Lease liabilities	36,560	36,337	0.6%
Derivative financial instruments	1,652	13,141	(87.4)%
Provisions for other liabilities	658	1,654	(60.2)%
Total Current Liabilities	393,613	359,166	9.6%
TOTAL LIABILITIES	1,598,598	1,518,512	5.3%
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	2,595,457	2,482,236	4.6%